CST BRANDS, INC.
Kimberly S. Bowers
Chief Executive Officer and President

March 1, 2013

VIA EDGAR AND E-MAIL

Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	CST Brands, Inc.
Amendment No. 2 to Form 10
Filed February 8, 2013
File No. 001-35743
Dear Ms. Ransom:
Set forth below are responses of CST Brands, Inc. (the “Company”) to the first and second comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated February 21, 2013 regarding the above-referenced Amendment No. 2 to the Registration Statement on Form 10 (“Amendment No. 2”) filed by the Company on February 8, 2013.
In connection with this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form 10 (“Amendment No. 3”). The Company has enclosed a marked copy of Amendment No. 3 to show changes from Amendment No. 2.
For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response to such comment.

Dividend Policy, page 49

1.	We note your response to comment 1 from our letter dated January 24, 2013 and have the following additional comments.

•Please revise your disclosure to quantify your historical level of cash provided by operating activities and to quantify each of the necessary adjustments to your historical cash to more clearly demonstrate to your investors that you expect to have adequate cash to support your projected cash dividend. We note that you provided this quantification within your response to our comment, and we believe this is important information to provide to your investors. Please consider presenting this information in tabular form for ease of understanding.

Ms. Mara L. Ransom
Securities and Exchange Commission
March 1, 2013

•Additionally, please confirm that once you determine the number of shares to be issued, you will verify that the projected amount of cash available to pay dividends of $147 million is adequate to provide a dividend of $0.25 per share.

•Please tell us how you considered the impact of seasonality on your business when determining that these proposed disclosures were adequate to demonstrate your ability to pay a quarterly dividend of $0.0625 per share. Also tell us why your filing does not appear to contain disclosures about the impact of seasonality on your business, such as within a risk factor, the description of your business and the analysis of your results of operations. In this regard, we assume that convenience stores with gas stations would experience higher sales and profitability during your second and third quarters.

Response: Upon further consideration of the Staff’s comments, the Company has revised its disclosures on pages 9, 14, 49, 76 and 135 of Amendment No. 3 to exclude the quantification of any dividend amount. The Company has expanded its risk factors to further address the payment of dividends within “Risk Factors—Risks Relating to Our Common Stock—We cannot assure you that we will pay dividends on our common stock” on page 27 of Amendment No. 3.

With respect to the Staff’s comments regarding seasonality, the Company’s previous filings have disclosed the seasonality of its business within the risk factor “Volatility in crude oil and wholesale motor fuel costs, and seasonality in those costs and seasonality in motor fuel sales affect our operating results and cash flows” on page 19 of Amendment No. 3. Upon further consideration of the Staff’s comments, the Company has expanded that risk factor to further discuss the impacts of spring and summer driving seasons on its motor fuel and merchandise sales and has also included a seasonality discussion within “Quarterly Results of Operations and Seasonality” on page 77 of Amendment No. 3.

Unaudited Pro Forma Combined Financial Statements, page 51

2.
We note your response to comment 2 from our letter dated January 24, 2013. Please revise your narrative on page 51 to identify those intercompany contracts that give rise to pro forma adjustments that will be executed concurrent with the separation and distribution. Please disclose, similar to the information contained in your response to us, that the form of these agreements have been filed as exhibits to this Form 10, and that the final executed agreements are not expected to differ materially. For any debt agreements that are not executed prior to requesting effectiveness, please provide a similar disclosure that clarifies whether the form of such agreements have been substantially negotiated or otherwise explains the extent to which the terms of such agreements have been finalized and the basis for the amounts included in your pro forma adjustments, so that investors understand the extent to which the amount of your pro forma adjustments may change.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 51 and 52 of Amendment No. 3.

Ms. Mara L. Ransom
Securities and Exchange Commission
March 1, 2013

Financial Statements and Supplementary Data, page F-1

3.
We note your statement on page F-8 that CST was incorporated in Delaware as a wholly owned subsidiary of Valero in November 2012. Please confirm our assumption that the assets and liabilities of your retail operations will not be transferred to CST until after you request effectiveness for this filing. If our assumption is correct and the financial statements presented in this filing are those of the predecessor and not of CST itself, please tell us how you have complied with Rules 3-01(a) and 3-02(a) of Regulation S-X to present financial statements for the registrant.

Response: For ease of reference, the Company has reproduced below its response to this comment previously submitted to the Staff in its letter addressed to the Commission dated February 25, 2013.

The Company confirms the Staff’s assumption that the assets and liabilities of Valero’s retail operations will not be transferred to the Company until after the request for effectiveness of the Form 10. The Company respectfully submits that it has complied with Rules 3-01(a) and 3-02(a) of Regulation S-X by providing complete audited financial statements of the operating company (as predecessor of the registrant) and that, in accordance with the Commission’s practice as reflected in the Division of Corporation Finance Financial Reporting Manual (the “Manual”), separate financial statements for the registrant are not required.

The first and second scenarios contemplated by Section 1160.1 of the Manual independently support the conclusion that the Company is not required to provide registrant financial statements.
Regarding the first scenario, because the transfer of Valero’s retail operations is not expected to occur until shortly before the distribution date and thus after effectiveness of the Form 10, the Company, which was formed solely in contemplation of the spin-off and has so far not conducted any business, will not be capitalized on other than a nominal basis prior to effectiveness. In response to the Staff’s comment, as contemplated by Section 1160.1 of the Manual, the Company has added a statement to the Form 10 in Note 1 of Notes to Combined Financial Statements under “Basis of Presentation” on page F-8 clarifying that it has not commenced operations, has nominal assets and has no material contingent liabilities or commitments.
Independently, the Company is not required to provide registrant financial statements under the second scenario of Section 1160.1 because it plainly meets the requirements for a “business combination related shell company.”
The Company notes that, in addition to the foregoing, the third scenario of Section 1160.1 of the Manual does not require a contrary result because the Company will succeed to the retail business in a transaction that is a reorganization. The proposed transfer of assets and liabilities from Valero to the Company constitutes a reorganization as described in Section 368(a)(1) of the Internal Revenue Code.

Ms. Mara L. Ransom
Securities and Exchange Commission
March 1, 2013

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-2246.
Sincerely,

/s/ Kimberly S. Bowers
Kimberly S. Bowers
Chief Executive Officer and President

Enclosure

cc:	Jay D. Browning
Clayton E. Killinger